

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov



040101

Filed in the office of	Document Number 20100867189-52
Ross Miller Secretary of State State of Nevada	Filing Date and Time 11/18/2010 1:40 PM
	Entity Number E0556612010-0

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	AXIM INTERNATIONAL INC.
2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: Agency Services of Nevada (Name) [ ] Noncommercial Registered Agent (name and address below) OR [ ] Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity: Street Address: City: Nevada Zip Code: Mailing Address (if different from street address): City: Nevada Zip Code:
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares with par value: 200,000,000 Par value per share: $ 0.0001 Number of shares without par value: none
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) Rosemary Samuels (Name) 26 Black Birch Way, (Street Address) Kingston 6, Jamaica, W.I. (City) (State) 00000 (Zip Code) 2) (Name) (Street Address) (City) (State) (Zip Code)
5. Purpose: (optional; see instructions)	The purpose of the corporation shall be: Any lawful business
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	Magnum Group International (Name) X [signature] (Incorporator Signature) No. 5 New Road, (Address) Belize City, Belize (City) (State) (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity. AGENCY SERVICES OF NEVADA, by: X [signature] (AS Pres) 11/18/10 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

The Authorized Capital of Axim International Inc. consisting of 200,000,000 shares, shall be made up of the following :

195,000,000 Common shares, par value $0.0001.
   5,000,000 Preferred shares, par value $0.0001.